FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 4, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's Press Release announcing Shareholders approve all resolutions on the agenda of Tenaris's Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Shareholders approve all resolutions on the agenda of Tenaris's Annual General Meeting

Luxembourg, May 4, 2016 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced that its annual general meeting of shareholders approved today all resolutions on the agenda.

Among other resolutions adopted at the meeting, the shareholders approved the restated consolidated financial statements as of and for the year ended December 31, 2014, the consolidated financial statements as of and for the year ended December 31, 2015 and the annual accounts as at December 31, 2015, and acknowledged the related management and independent auditors' reports and certifications.

The annual general meeting also approved the payment of a dividend for the year ended December 31, 2015, of US$0.45 per share (or US$0.90 per ADS), or approximately US$531 million, which includes the interim dividend of US$0.15 per share (or US$0.30 per ADS) paid in November 2015.  Tenaris will pay the balance of the annual dividend in the amount of US$0.30 per share (US$0.60 per ADS) on May 25, 2016, with an ex-dividend date of May 23, 2016.

The annual general meeting approved the reduction in the number of the members of the board of directors to nine (9) and the re-election of Messrs. Roberto Bonatti, Carlos Condorelli, Roberto Monti, Gianfelice Mario Rocca, Paolo Rocca, Jaime Serra Puche, Alberto Valsecchi, Amadeo Vázquez y Vázquez and Guillermo Vogel, each to hold office until the meeting that will be convened to decide on the 2016 accounts.

The board of directors subsequently confirmed and re-appointed Amadeo Vázquez y Vázquez, Jaime Serra Puche and Roberto Monti as members of Tenaris's audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All three members of the audit committee qualify as independent directors under the articles and applicable law.

The meeting appointed PricewaterhouseCoopers Société Coopérative., Cabinet de révision agréé, as Tenaris's independent auditors for the fiscal year ending December 31, 2016.

Copy of the minutes of the annual general meeting can be downloaded from Tenaris's website at www.tenaris.com/investors.

Tenaris is a leading global supplier of steel tubes and related services for the world's energy industry and certain other industrial applications.